Exhibit I.5

ENGLISH TRANSLATION OF NOTICE OF EXTRAORDINARY SHAREHOLDERS’ MEETING

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Américas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Américas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

Chilectra Américas S.A.

Securities Registry Registration No. 1137

Publicly Traded Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of Chilectra Américas S.A. (“Chilectra Américas” or the “Company”) has agreed to summon an Extraordinary Shareholders’ Meeting to be held on September 28, 2016, at 2:00 p.m., in Chilectra’s Auditorium, located at Santa Rosa 76, Santiago, Chile in order to discuss and vote on the following matters:

I.	Approval of financial statements and distribution of earnings. The approval of the balance sheet and the financial statements as of June 30, 2016 duly audited by the external auditing firm RSM Chile Auditores Limitada as well as the distribution of a dividend for 120,000,000,000 Chilean Pesos, which will be paid using retained earnings.

II.	Related party transaction (OPR). Approve, pursuant to Title XVI of the Chilean Companies Act, Law No. 18,046 (“LSA” in its Spanish acronym), the proposed merger by absorption of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas into Enersis Américas S.A. (“Enersis Américas” and the transaction the “Merger”) as a related party transaction (“OPR” in its Spanish acronym) under the Chilean Companies Act, taking into account the following background data that serves as its foundation and which are available to shareholders at the Company’s corporate address and on Chilectra Américas’ website (www.chilectraamericas.cl):

1.	Report of the independent valuator designated by the Board of Directors, BBVA Asesorías Financieras S.A., dated August 5, 2016;

2.	Individual Statements of the Board of Directors of Chilectra Américas, Iris Boeninger von Kretschmann, Hernán Felipe Errázuriz Correa, Francesca Romana Napolitano, Mónica Hodor, and Gianluca Caccialupi, all dated August 5; and

3.	The document comprising the terms and conditions of the proposed merger pursuant to Article 155(a) of the Chilean Companies Regulations, including the objective and expected benefits from the Merger.

III.

Merger. After approving the OPR, as indicated in item II above, and in accordance with Title IX of the LSA and paragraph 3 of Title IX of the Chilean Companies Regulations, approve (i) the proposed Merger by virtue of which Enersis Américas, in its capacity as the surviving company, would absorb by acquisition each of Endesa Américas and

Chilectra Américas, each of which would then dissolve without the need for their liquidation, succeeding them in all their rights and obligations; and (ii) the terms and conditions particular to the merger and background information that serves as foundation for the Merger. The specific terms and conditions of the Merger will be the following:

1.	The background information that serves as foundation for the Merger, according to the applicable legislation, was made available to the shareholders today, including:

i.	The document containing the terms and conditions of the proposed Merger, drawn up in accordance with Article 155(a) of the Chilean Companies Regulations, and which also contains the objectives and expected benefits of the Merger;

ii.	The balance sheets and financial statements of Enersis Américas, Endesa Américas and Chilectra Américas as of June 30, 2016, duly audited by the external audit firms Ernst & Young, KPMG Auditores Consultores Limitada, and RSM Chile Auditores Limitada, respectively; and

iii.	The expert reports prepared by Messrs. Pablo D’Agliano, Colin Becker and Emilio Venegas Valenzuela, all issued on August 5, 2016, and commissioned by the Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas, respectively.

2.	The Merger would be subject to the following conditions precedent (the “Conditions Precedent”):

(A)(i) The right to withdraw that may be exercised by the shareholders of Enersis Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; provided that the exercise by the shareholders of Enersis Américas of the right to withdraw does not result in any shareholder exceeding the maximum shareholding concentration limit of 65% in Enersis Américas on the date the exercise period of the right to withdraw by dissenting shareholders is due to expire, considering for that purpose the number of shares into which the new Enersis Américas capital stock approved according to item 4 below is divided; (ii) the right to withdraw that may be exercised by the shareholders of Endesa Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; and (iii) the right to withdraw that may be exercised by the shareholders of Chilectra Américas as a result of the Merger may not exceed 0.91% of its outstanding voting shares; and (B) If one or more of the events described in numerals (i), (ii) or (iii) above occurs within the 60 days of the date of the respective shareholders’ meetings to vote on the merger, the shareholders of each of the merging companies may agree at a new shareholders’ meeting that the merger will take effect notwithstanding these effects.

3.	Once the Conditions Precedent are met, the legal representatives appointed by the Board of Directors of Enersis Américas, Endesa Américas, and Chilectra Américas will deliver a single declaratory public deed, confirming the satisfaction of such Conditions Precedent; such public deed will be titled “Deed of Compliance with Merger Conditions.”

The merger will be effective as of the first calendar day of the month following the month in which the aforementioned Deed of Compliance with Merger Conditions is granted, independent of the date of satisfaction of the formalities inscribed in the Commercial Registry and publication in the Official Gazette of the extracts of the respective public deed recordings, which may be completed prior to or following the grant of the Deed of Compliance with Merger Conditions. Once the merger is effective, the Superintendencia de Valores y Seguros (the Chilean Superintendency of Securities and Insurance), the pertinent entities and the market will be notified through a Significant Event.

4.	An increase in the authorized capital of Enersis Américas by the amount 1,046,470,167,544 Chilean Pesos, through the issuance of 9,232,202,636 new registered shares of the same series and without par value, which will be subscribed and paid, in whole or part, using the incorporated equity of the shareholders of the absorbed companies, excluding for purposes of this subscription and capital payment, the shareholding capital Enersis Américas owns in each of Endesa Américas and Chilectra Américas through shares it currently owns in the companies (“Current Shares”).

5.	A merger exchange ratio of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4.0 shares of Enersis Américas for each share of Chilectra Américas will be proposed without considering fractions of shares.

6.	A consolidated text of the bylaws of Enersis Américas, which will include, in addition to modifications to the capital, other modifications approved by the shareholders of Enersis Américas, including a modification to the name and corporate purpose of the company, as well as the elimination of transitional arrangements that would have expired.

7.	For purposes of the provisions in Article 69 of the Tax Code, Enersis Américas, in its position as legal successor of Endesa Américas and Chilectra Américas, will be liable and will be required to pay all taxes owed or that may be owed by Endesa Américas and Chilectra Américas, according to the final financial information of Endesa Américas and Chilectra Américas.

8.	The Board of Directors of Enersis Américas will allocate new shares of Enersis Américas and update the shareholder ledger at midnight of the day prior to the date on which the merger becomes effective, taking into account the registered shareholders of Endesa Américas and Chilectra Américas by such date, as well as the traspasos, transfers and transmissions of shares that would have been presented to Endesa Américas and Chilectra Américas prior to such date and would not have already been noted in the shareholder ledger.

The Current Shares are excluded from this designation as they are left ineffective as a result of the merger.

9.	Agree to any other matters the shareholders may deem appropriate with respect to the proposed merger and fully authorizing the Board of Directors of Enersis Américas to grant all powers of attorney that it may deem necessary to legalize, materialize, certify, clarify or carry out the merger.

IV.	Information regarding other related party transactions. Inform the shareholders regarding any related party transactions governed by Title XVI of the LSA, other than the merger, that were adopted by the Board of Directors of Chilectra Américas since the last ordinary shareholders’ meeting.

WITHDRAWAL RIGHTS

The dissenting shareholders of the merger will have a right of withdrawal in accordance with the provisions of Article 69 of the LSA. The right of withdrawal that may be exercised by the shareholders must be exercised within a period of 30 days from the date of the meeting. Once the right of withdrawal that may be exercised by the shareholders is exercised by one or more shareholders, the amount that will be paid to the shareholders that exercise their right of withdrawal will be determined in accordance with Articles 130 and 132 of the Chilean Companies Regulations.

COPIES OF THE DOCUMENTS THAT UNDERLIE THE VARIOUS MATTERS SUBMITTED TO A VOTE

Additionally, in accordance with the provisions of Article 59 of the LSA, the shareholders will be able to obtain a full copy of the documents explaining the matters submitted for approval at the principal offices of Chilectra Américas, located at Santa Rosa 76, 8th floor, Santiago, Chile, between the hours of 9:00 a.m. and 6:00 p.m. Likewise, these have also been made available to shareholders on Chilectra Américas’ website www.chilectraamericas.cl. You may also find these documents on the respective websites of Enersis Américas (www.enersis.cl) and Endesa Américas (www.endesaamericas.cl), including the reports of the independent valuators and appraiser requested by said entities, as well as relevant background information in order to make a decision on the OPR and merger, which will be submitted for approval to the shareholders of said entities.

VOTING SYSTEM

In accordance with the provisions of Article 62 of the LSA, Article 119 of the Chilean Companies Regulations and Chilean General Regulation No. 273 dated January 13, 2010, of the Superintendencia de Valores y Seguros (the Chilean Superintendency of Securities and Insurance), you are informed that the matters submitted for approval at the meeting will be individually brought to a vote using a ballot system, unless, by unanimous consent of all shareholders present with a right to vote, it is decided that there will not be a vote on such matter and that, instead, the shareholders will proceed by acclamation.

PARTICIPATION IN THE MEETING AND VERIFICATION OF PROXIES

Shareholders who are registered in the Shareholder Registry by September 22, 2016 will have the right to participate in the meeting. In the event an eligible shareholder cannot attend, the shareholder may be represented at the meeting by another person, whether or not that person is a shareholder. The verification of proxies, if applicable, will occur the day of the meeting between 1:00 p.m. and 2:00 p.m., and the proxy cards will be received on the 23rd, 26th and 27th of September, 2016, between the hours of 9:00 a.m. and 6:00 p.m. at the principal offices of the Company, located at Santa Rosa 76, 8th floor, Santiago, and on the day of the meeting between 1:00 p.m. and 2:00 p.m. at the address where the meeting will take place.

Andreas Gebhardt Strobel

General Manager

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